Exhibit A(3)(c)

                             COMMISSION SCHEDULE FOR
            SURVIVORSHIP VARIABLE UNIVERSAL LIFE INSURANCE CONTRACTS

I.)  COMMISSIONS

     FIRST YEAR COMMISSION -- rate will be 50% of the Commission Target Premiums (CTP) received in the first policy year. The Commission Target Premium will be the lesser of the annual planned premium payment as specified on the application (i.e., Billed Premium) and the Limiting Guideline Level Premiums. Commission Target Premium is composed of the target premium amount on the base policy plus the premium for the Estate Protection rider. It excludes aviation, avocation, occupational and temporary extras on the base policy and any riders. It also excludes premiums for the Single Life rider(s).

     As premiums are received in the first contract year, commissions will be paid at a rate of 50% until the total premium received reaches the CTP amount. Any premiums received above the CTP in year 1 will generate a 4% commission.

     For policies issued where the combined ages exceed 170, the 50% commission rate will be reduced by 2% for each year the combined ages exceed 170.

     RENEWAL COMMISSIONS, SERVICE COMMISSIONS AND DROP-INS -- For Prudential Insurance and Financial Services (PIFS) and Prudential Preferred Financial Services (PPFS), the commission rate on renewal premiums and drop-ins received will be 4%. This will be paid on all premiums received through year 10. Commissions on renewal/drop-in premiums received in year 11 or later will be paid at 2%.

     PPFS Agents Emeritus are required to attain a certain level of production in order to maintain their "service" commissions, i.e., years 11 and beyond.

     For Prudential Select the following scale will be used :

     ===========================================================================
                                                      Policy Years
                                                2-5       6-10        11+
     ===========================================================================
         M Producers                            4%         4%         3%
     ---------------------------------------------------------------------------
         B or S brokers                         4%         3%         2%
     ---------------------------------------------------------------------------


     ORPHAN WRITER'S SERVICE COMMISSIONS - this commission may be payable to PIFS representatives. Orphan Writer's Service commissions will be paid at a rate of 1% on the first $500 of premiums in policy years 2-10, and .5% of the first $500 of premium in policy years 11 and later. This amount can be paid in addition to renewal and service commissions and may be payable to a representative other than the one receiving renewal/service commissions.


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      Agents in their first 4 years in PPFS or their first 2 years in PIFS may be paid on a different basis.

II.)  COMMISSION RECAPTURES

      In PPFS, if a case lapses or is surrendered before the seventh monthly premium is received, 100% of the commission will be withdrawn.

      In PIFS, if a case lapses or is surrendered within the first 24 months, a portion of the earned commission will be withdrawn.

III.) PRU SECURITIES REPRESENTATIVES

      The registered representatives of Pru-Bache Securities, Inc. will be paid the same commissions as PPFS agents.

IV.)  OTHER BROKER-DEALERS

      The Contract may also be sold through other broker-dealers authorized by Prusec and applicable law to do so. Registered representatives of such other broker-dealers may be paid on a different basis than that stated above.


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